Exhibit 99.1

For immediate release
September 14, 2006

Petro-Canada Secures Rig Contracts For International Exploration

Petro-Canada (TSX: PCA, NYSE: PCZ) London - Petro-Canada today announced that it has signed drilling rig contracts for its operated international exploration program for the next 18 months.

“We’re delighted to have achieved a full complement of rigs in such an intensely competitive environment for drilling resources,” said Nick Maden, Vice-President of Exploration. “With all of these projects being operated by Petro-Canada, it's an important step in delivering a balanced exploration program - one of the cornerstones of our international strategy.”

“We will begin a multi-well exploration and field development program in the North Sea towards the end of this year, and we will also begin drilling in Trinidad and Tobago in 2007,” commented Maden on the phasing of activity. “Work in the Zotti block in Algeria will start in the fourth quarter of this year, and we now expect drilling on Block II in Syria to commence early in the first quarter of 2007.”

In the U.K., Petro-Canada has signed a one-year contract for the Global Santa Fe Arctic III rig. The rig will undertake a program that includes the development of the Saxon field, in-fill drilling in the Guillemot field and three exploration wells, two of which were recently awarded to Petro-Canada in the 23rd round.

In Trinidad and Tobago, Diamond's Ocean Worker semi-submersible rig will arrive in the second half of 2007 to start a six-month, multi-well program on Block 22. At the same time, the Rowan Gorilla III jack-up rig will arrive in Trinidad and Tobago for a six-month, four-well program in Blocks 1a and Block 1b, with an option to extend the contract to an additional two wells.

With operations currently focused in three core regions: Northwest Europe, North Africa/Near East and Northern Latin America, Petro-Canada is building a significant balanced exploration program in its International business. Together with an increasing land base in Alaska and the Mackenzie Corridor, Petro-Canada is developing a quality exploration portfolio.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Tom Carney	Gordon Ritchie
Corporate Communications	Investor Relations
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: 44 (0) 20 7105 6535	Tel: (403) 296-7691

Rosemary Drummond
Corporate Communications
Petro-Canada (London)
Tel: 44 (0) 20 7105 6530

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, natural gas (including LNG) export or import capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in commodity prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas (including LNG) to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; international relations of governments; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas and LNG operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.